

17005796



N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kercheville & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH-10 West

(No. and Street)

San Antonio   Texas   78249

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Kercheville   210-694-5000

(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, LLP

(Name – if individual, state last, first, middle name)

24 Greenway Plaza, Suite 1800   Houston   77046

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Joe Kercheville_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Kercheville & Company_ , as of _December 31_ , 20_16_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Owner
Title

Notary Public

KIM WOLFF
My Commission Expires
April 1, 2018

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................1

FINANCIAL STATEMENTS

Statements of Financial Condition 2

Statements of Operations.. 3

Statements of Changes in Stockholder's Equity 4

Statements of Cash Flows.. 5

Notes to Financial Statements.. 6

SUPPLEMENTAL INFORMATION

Schedule of Computation of Net Capital, Aggregate Indebtedness and
    Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM......................... 20

Kercheville & Company Exemption Report...21

SECURITIES INVESTOR PROTECTION CORPORATION AGREED UPON PROCEDURES

Independent Auditor's Report on Applying Agreed Upon Procedures
    Related to the Securities Investor Protection Corporation General
    Assessment Reconciliation 22

General Assessment Reconciliation (Form SIPC-7) 24



Assurance · Tax · Advisory

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Kercheville & Company

We have audited the accompanying statements of financial condition of Kercheville & Company (the Company) as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kercheville & Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the accompanying supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 22, 2017

AN INDEPENDENT MEMBER OF   WEAVER AND TIDWELL, L.L.P.   24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
BAKER TILLY INTERNATIONAL   CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS   P: 713.850.8787   F: 713.850.1673

KERCHEVILLE AND COMPANY
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
Cash and cash equivalents	$ 1,214,417	$ 969,863
Securities owned, at fair value	802,965	1,084,946
Receivables		
Brokers, dealers, and clearing agent	17,674	22,014
Related party	7,058	7,059
Prepaid expenses	10,619	8,474
Equipment and furniture, net	12,272	11,188
Deposits with clearing agent	196,407	196,407
Total assets	$ 2,261,412	$ 2,299,951
LIABILITIES		
Accounts payable and accrued liabilities	$ 185,103	$ 187,370
Securities sold short, at fair value	-	49,050
Total liabilities	185,103	236,420
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock; $.50 par value, 600,000 shares authorized, 352,636 shares issued and outstanding in 2016 and 2015	176,318	176,318
Additional paid in capital	470,563	470,563
Retained earnings	1,429,428	1,416,650
Total stockholder's equity	2,076,309	2,063,531
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,261,412	$ 2,299,951

The Notes to Financial Statements are
an integral part of these statements.

KERCHEVILLE AND COMPANY
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
REVENUES		
Commissions	$ 1,738,052	$ 1,807,143
Interest and dividends	36,686	39,113
Realized and unrealized gains (losses) on securities, net	54,877	(35,568)
Other income	16,209	9,607
Total revenues	1,845,824	1,820,295
OPERATING EXPENSES		
Employee compensation and benefits, including commissions	1,286,897	1,317,128
Transaction charges	116,756	118,484
General, administrative, and other expenses	193,204	161,557
Interest expense	4,747	2,389
Communications	33,107	32,827
Depreciation	6,623	18,292
Property and other taxes	29,013	21,410
Occupancy	162,699	195,934
Total operating expenses	1,833,046	1,868,021
NET INCOME (LOSS)	$ 12,778	$ (47,726)

The Notes to Financial Statements are
an integral part of these statements.

KERCHEVILLE AND COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
BALANCE, December 31, 2014	$ 176,318	$ 470,563	$ 1,464,376	$ 2,111,257
Net loss	-	-	(47,726)	(47,726)
BALANCE, December 31, 2015	176,318	470,563	1,416,650	2,063,531
Net income	-	-	12,778	12,778
BALANCE, December 31, 2016	$ 176,318	$ 470,563	$ 1,429,428	$ 2,076,309

4

KERCHEVILLE AND COMPANY
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 12,778	$ (47,726)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	6,623	18,292
Changes in operating assets and liabilities		
Securities owned	281,981	449,010
Receivables		
Brokers, dealers, and clearing agent	4,340	7,110
Related party	1	6,215
Prepaid expenses	(2,145)	3,471
Accounts payable and accrued liabilities	(2,267)	(28,903)
Securities sold short	(49,050)	49,050
Net cash provided by operating activities	252,261	456,519
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment and furniture	(7,707)	(2,894)
Net cash used in investing activities	(7,707)	(2,894)
Net change in cash	244,554	453,625
CASH AND CASH EQUIVALENTS, beginning of year	969,863	516,238
CASH AND CASH EQUIVALENTS, end of year	$ 1,214,417	$ 969,863
CASH PAID DURING THE YEAR FOR		
State taxes	$ 4,039	$ 9,328

The Notes to Financial Statements are
an integral part of these statements.

5

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Kercheville & Company (the Company) was incorporated in Texas in October 1984, in compliance with the broker dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934.

Nature of Business

The Company conducts business as a registered securities broker dealer and operates under a clearing agreement with Pershing LLC (Pershing), a member of BNY Securities Group and a subsidiary of Bank of New York. Under this clearing agreement, Pershing clears transactions for the Company's customers, who are located primarily in Texas, and carries the accounts of the customers on a fully-disclosed basis as customers of Pershing. The Company does not hold cash or securities in connection with these transactions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with accounting principles generally accepted in the United States of America and which are applied consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related revenue and expense are recorded on a trade date basis. Dividends are recognized on the ex-dividend date and interest income is recognized on the accrual basis.

Commissions

Commissions and related transaction charges are recorded on a trade-date basis as securities transactions occur.

KERCHEVILLE & COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Securities Valuation

Investments are generally valued as follows:

1. Securities listed on a securities exchange – at the last sales price on the date of determination on the largest securities exchange in which such securities have been traded on such date.

2. Securities traded in the over-the-counter market – at the closing "bid" price if held long and at the closing "asked" price if held short unless included in the NASDAQ National Market System, in which case they shall be valued based upon their last sale price on the date of determination.

3. Securities for which no market prices are available – at such value as the Company may reasonably determine in its sole discretion. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Statement of Cash Flows

Cash and cash equivalents consist of noninterest-bearing demand accounts with financial institutions with original maturities of three months or less.

Equipment and Furniture

Equipment and furniture are carried at cost less accumulated depreciation. Equipment and furniture is depreciated on a straight-line basis over estimated useful lives, which range from 3-5 years.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company has elected to be taxed as an S-Corporation and will be treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the shareholder of the Company and are included in their personal tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no tax provision has been made in the financial statements of the Company since the income tax is a personal obligation of the individual shareholder of the Company.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures. As of December 31, 2016, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on state income taxes in the statements of operations. For the years ended December 31, 2016 and 2015, the Company recognized no interest and penalties on state income taxes.

The Company has recorded a provision for estimated Texas margin tax totaling $4,608 and $4,978 for the years ended December 31, 2016 and 2015, respectively. The Company paid $4,039 and $9,328 for 2016 and 2015 Texas margin taxes during the years ended December 31, 2016, and 2015, respectively.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company adopted FASB ASC 820, *Fair Value Measurement* (FASB ASC 820), as of January 1, 2008. FASB ASC 820 establishes a framework for using fair value to measure assets and liabilities and defines fair value as the price that would be received to sell an asset or paid to transfer a liability as opposed to the price that would be paid to acquire the asset or received to assume the liability. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the value based on inputs the Company uses to derive fair value measurements. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted market prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 inputs are quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 inputs are significant unobservable inputs for the asset or liability and rely on management's own estimates for assumptions that market participants would use in pricing the asset or liability that include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

NOTE 3.   FAIR VALUE MEASUREMENTS – CONTINUED

The following table presents the classification of the securities by level at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Common stocks				
Technology	$ 42,530	$ -	$ -	$ 42,530
Transportation	398,720	-	-	398,720
Materials	50,810	-	-	50,810
Mutual Funds				
Fixed income	310,905	-	-	310,905
	$ 802,965	$ -	$ -	$ 802,965

The Company recognizes transfers between fair value levels as of the beginning of the period in which the transfer occurs. There were no significant transfers between Levels 1, 2 or 3 during the years ended December 31, 2016 and 2015.

Realized and unrealized gains and losses are included in revenues in the accompanying statements of operations.

NOTE 3. FAIR VALUE MEASUREMENTS – CONTINUED

The following table presents the classification of the securities by level at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Common stocks				
Technology	$ 49,050	$ -	$ -	$ 49,050
Transportation	602,840	-	-	602,840
Mutual Fund				
Fixed Income	413,706	-	-	413,706
Option				
Commodities	19,350	-	-	19,350
	$ 1,084,946	$ -	$ -	$ 1,084,946

	Level 1	Level 2	Level 3	Total
Liabilities				
Securities sold short				
Common stocks				
Technology	$ (49,050)	$ -	$ -	$ (49,050)
	$ (49,050)	$ -	$ -	$ (49,050)

NOTE 4. DERIVATIVES

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: commodity price and equity price. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Options
The Company is subject to equity risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument or commodity underlying the option, or for use as an economic hedge against certain positions held in the Company's portfolio holdings.

NOTE 4. DERIVATIVES – CONTINUED

Options purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial Instrument or commodity at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

As of December 31, 2015, the Company held the following option:

Option - commodity	Market Value	Unrealized Loss
50 CALL 100 SPDR GOLD TR GOLD SHS EXP 01-20-17@110.000 OPTION	$19,350	$(1,652)

There were no options exercised during the year ended December 31, 2015. Unrealized losses on derivatives are recorded in realized and unrealized gains (losses) on securities, net on the accompanying statements of operations.

NOTE 5. EQUIPMENT AND FURNITURE, NET

Equipment and furniture consists of the following at December 31:

	2016	2015
Equipment and furniture	$ 557,681	$ 549,974
	557,681	549,974
Accumulated depreciation	(545,409)	(538,786)
Equipment and furniture, net	$ 12,272	$ 11,188

Depreciation expense for the years ended December 31, 2016 and 2015 totaled $6,623 and $18,292, respectively.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company's net capital ratio was 0.10 to 1, and its net capital of $1,896,701 was in excess of its required net capital of $250,000, resulting in excess net capital of $1,646,701.

NOTE 7. SECURITIES OWNED AND SECURITIES SOLD SHORT

Securities owned consist of marketable securities carried at fair value. Securities sold short also consist of marketable securities, which are carried at fair value. When the Company sells a security short, it must borrow the security sold short and deliver it to the clearing organization through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Resulting unrealized gains and losses from securities owned and securities sold short are included in revenues in the accompanying statements of operations.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company sold its land and building to a related party owned by the Company's sole stockholder during 2012. Subsequent to the sale, the Company entered in a 10-year lease agreement with the related party for the use of the land and building. Rent expense totaled $126,000 and $126,000 during the years ended December 31, 2016 and 2015, respectively, and is included in occupancy expense in the accompanying statements of operations. Kercheville & Company has entered into an expense sharing agreement with Kercheville Advisors, a company related through common ownership. Kercheville Advisors will pay 30% of the monthly lease and general operating expenses. Kercheville Advisors incurred $84,652 in expenses during 2016 and owed Kercheville & Company $7,058 as of December 31, 2016. Kercheville Advisors incurred $54,000 in expenses during 2015 and owed Kercheville & Company $7,059 as of December 31, 2015.

NOTE 9. CLEARING ORGANIZATION

As described in Note 1, the Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all securities transactions with brokers and dealers (clearing agreement). Under the clearing agreement, the Company is required to maintain a $100,000 balance. At December 31, 2016 and 2015, the cash balance was $196,407. Amounts receivable from the clearing organization at December 31, 2016 and 2015 consisted of receivables for unsettled trades, commissions receivable and deposits for purchases on margin totaling $17,674 and $22,014, respectively.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Operating Leases

Effective January 1, 2013, the Company began leasing office space and equipment from a related party under a long-term operating lease that expires on December 31, 2023. On January 1 of each year during the term of the lease, the current year's rent is adjusted by the change in the prior year of the Consumer Price Index ("CPI Adjustment"). Effective June 1, 2014, the Company began leasing a copier under a lease that expires on May 31, 2017. Current and future payments will be $251 per month until the lease expires.

Operating leases - Continued

Future minimum rental payments consisted of the following at December 31, 2016:

2017	$	181,255
2018		180,000
2019		180,000
2020		180,000
2021		180,000
Thereafter		360,000
	$	1,261,255

Litigation

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or results of operations.

Market Risks and Credit Risks

In the normal course of business, the activities of the Company and the clearing organization involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing organization, through which accounts are introduced, and the Company seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied.

The clearing broker and the Company monitor required margin levels daily, and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company maintains its cash accounts primarily with one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 11. PROFIT SHARING PLAN

The Company participates in a profit sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. The plan provides for Company discretionary matching contributions and profit sharing contributions. Participants vest ratably over five years in the Company's discretionary matching and profit sharing contribution. The Company made contributions to the participants' accounts of $72,983 and $34,995 during 2016 and 2015, respectively.

NOTE 12. EXEMPTION FROM RULE 15c3-3

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such clearing broker-dealer.

During the year ended December 31, 2016, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 13. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended December 31, 2016 and 2015. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2017, the date the financial statements were available to be issued and has determined that no transactions occurred which warrant disclosure.

SUPPLEMENTAL INFORMATION

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2016

-15-

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE & COMPANY   as of   DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition (1)	$	2,076,309	3480
2.	Deduct ownership equity not allowable for Net Capital (			3490
3.	Total ownership equity qualified for Net Capital		2,076,309	3500
4.	Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-	3520
B.	Other (deductions) or allowable credits (List)		-	3525
5.	Total capital and allowable subordinated liabilities		2,076,309	3530
6.	Deductions and/or charges:			
A.	Total nonallowable assets from Statement of Financial Condition (Note) 30,049 3540			
B.	Secured demand note deficiency - 3590			
C.	Commodity futures contracts and spot commodities- Proprietary capital charges - 3600			
D.	Other deductions and/or charges - 3610		30,049	3620
7.	Other additions and/or allowable credits (List)		-	3630
8.	Net capital before haircuts on securities positions		2,046,260	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):			
A.	Contractual securities commitments - 3660			
B.	Subordinated securities borrowings - 3670			
C.	Trading and investment securities:			
	1. Exempted securities - 3735			
	2. Debt securities - 3733			
	3. Options - 3730			
	4. Other securities 120,445 3734			
D.	Undue Concentration 29,114 3650			
E.	Other (List) - 3736		149,559	3740
10.	Net Capital (2)	$	1,896,701	3750

(1) See reconciliation of these amounts to the 2016 fourth quarter
FOCUS filed on January 19, 2017 on page 18.

16

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2016
(CONTINUED)

-12-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE & COMPANY   as of DECEMBER 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$	12,340	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)		$	250,000	3760
14. Excess net capital (line 10 less 13)		$	1,646,701	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19 or 120% of line 12)		$	1,596,701	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition					$	185,103	3790
17. Add:							
A. Drafts for immediate credit	$	-	3800				
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	3810				
C. Other unrecorded amounts (List)	$	-	3820	$	-	3830	
19. Total aggregate indebtedness (3)					$	185,103	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)						9.76%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)						0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25. Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

(1) See reconciliation of these amounts to the 2016 fourth quarter FOCUS filed on January 19, 2017 on page 18.

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE
INDEBTEDNESS AND RATIO OF AGGREGATE
INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2016
(CONTINUED)

SUMMARY OF DIFFERENCES BETWEEN FOCUS FILING AND AUDITED FINANCIAL STATEMENTS

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT
     DUE TO THE FOLLOWING:

EQUITY FROM FOCUS REPORT	$	2,089,227
AUDIT ADJUSTMENTS:		
OPERATING EXPENSES		(12,918)
TOTAL AUDIT ADJUSTMENTS		(12,918)
OWNERSHIP EQUITY FROM AUDITED STATEMENT	$	2,076,309

(2) NET CAPITAL RECONCILIATION

NET CAPITAL - PER FOCUS REPORT	$	1,909,813
AUDIT ADJUSTMENTS:		
UNDUE CONCENTRATION		(194)
INCOME STATEMENT ADJUSTMENTS		(12,918)
TOTAL AUDIT ADJUSTMENTS		(13,112)
AUDITED NET CAPITAL	$	1,896,701

(3) COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS - PER FOCUS REPORT	$	172,183
ADJUSTMENTS		12,920
AUDITED AGGREGATE INDEBTEDNESS	$	185,103

KERCHEVILLE AND COMPANY
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2016
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KERCHEVILLE & COMPANY   as of   DECEMBER 31, 2016

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon
which such exemption is based (check one only)

A. (k) (1)---Limited business (mutual funds and/r variable annuities only) .... `4550`

B. (k) (2)(i)---"Special Account for the Exclusive Benefit of
customers" maintained .... `4560`

C. (k) (2)(ii)---All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm   Pershing, LLC   `4335`   X   `4570`

D. (k) (3)---Exempted by order of the Commission .... `4580`

Note: In the opinion of the management of Kercheville and Company, conditions of the
Company's exemption from Rule 15c3-3 were complied with for the year ended
December 31, 2016.


Assurance · Tax · Advisory

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Kercheville & Company

We have reviewed management's statements, included in the accompanying Kercheville & Company's Exemption Report, in which (1) Kercheville & Company (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 22, 2017

AN INDEPENDENT MEMBER OF   WEAVER AND TIDWELL, L.L.P.   24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
BAKER TILLY INTERNATIONAL   CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS   P: 713.850.8787   F: 713.850.1673

Kercheville & Company's
Exemption Report

Kercheville & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)*.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, _Kim Wolff_, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: Vice President
02/22/2017

21



Assurance · Tax · Advisory

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors
Kercheville & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Kercheville & Company (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Kercheville & Company (the Company) for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting a $1 difference.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Noted no overpayment applied to the current assessment on From SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

AN INDEPENDENT MEMBER OF   WEAVER AND TIDWELL, L.L.P.   24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
BAKER TILLY INTERNATIONAL   CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS   P: 713.850.8787   F: 713.850.1673

To the Board of Directors
Kercheville & Company

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 22, 2017

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
(33-REV 7/10)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SIPC-7
(33-REV 7/10)

General Assessment Reconciliation
For the Fiscal year ended December 31, 2016
(Read carefully the instruction in you working copy before completing this form)
TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> Kercheville & Company Inc
> 15750 IH-10 West At Loop 1604
> San Antonio, TX 78249

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kim Wolff (210) 694 - 5000

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,494

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,720)

                       7/29/2016
                       Date Paid

   C. Less prior overpayment applied $ -

   D. Assessment balance due or (overpayment) $ 1,774

   E. Interest computed on late payment (see instruction E) for days at 20% per annum $ -

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,774

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,774

   H. Overpayment carried forward $ -

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kercheville & Company
(Name of Corporation, Partner ship of other organization)

Vice President/ FINOP
(Authorized Signature) (Title)

Dated the ___24__ day of ___February____, 2016__ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2016
and ending Dec 31, 2016
Eliminate cents

Item No.		
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$	1,845,824

2b, Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,	$	-
(2) Net loss from principal transactions in securities in trading accounts,	$	-
(3) Net loss from principal transactions in commodities in trading accounts.	$	-
(4) Interest and dividend expense deducted in determining item 2a,	$	-
(5) Net loss from management of or participation in the underwriting or distribution of securities,	$	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,	$	-
(7) Net loss from securities in investment accounts,	$	-
Total additions	$	-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,	$	270,424
(2) Revenues from commodity transactions,	$	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,	$	117,045
(4) Reimbursements for postage in connection with proxy solicitation,	$	-
(5) Net gain from securities in investment accounts,	$	54,877
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,	$	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),	$	-
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):	$	-

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, _:	$ 4,747	
(ii) 40% of interest earned I)I1 customers securities accounts (40% of FOCUS line 5, Code 3960), $, ------	$ 5,926	
Enter the greater 01 line (i) or (ii)		$ 5,926
Total deductions		$ 448,272

2d, SIPC Net Operating Revenues	$	1,397,552
2e, General Assessment @ .0025	$	3,494

(to page 1 but not less than $150 minimum)